

Mail Stop 3561

February 23, 2016

Mr. John R. Ranelli
Chief Executive Officer
Central Garden & Pet Company
1340 Treat Boulevard, Suite 600
Walnut Creek, California 94597

> **Re:**   **Central Garden & Pet Company**
> **Form 10-K for the Fiscal Year Ended September 26, 2015**
> **Filed December 10, 2015**
> **Form 8-K Filed February 2, 2015**
> **File No. 1-33268**

Dear Mr. Ranelli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 26, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 30

1. Reference is made to the last paragraph in which you disclose income from operations before corporate expenses and eliminations of $158.9 million. Since income from operations before corporate expenses is a non-GAAP financial measure, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K in future filings. Refer to Question 104.04 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Use of Non-GAAP Measures, page 32

2. Please disclose the reasons why you believe that your presentation of non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations in future filings. In addition, please confirm to us that similar disclosure will also be provided in future filings on Form 10-Q and Form 8-K. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and Regulation G.

Results of Operations (GAAP), page 35

3. Reference is made to the table of changes in the allowance for doubtful accounts on page F-18. Please tell us the underlying reasons for the charges in fiscal 2013 and 2014. Please also tell us your consideration of discussing these charges in your discussion of results of operations.

Fiscal 2014 Compared to Fiscal 2013

Operating Income, page 40

4. You disclose fiscal 2013 adjusted operating income, adjusted operating margin, adjusted operating income in Garden, and adjusted operating margin in Garden. No reconciliations to the most directly comparable financial measures as required by Item 10(e)(1)(i)(B) of Regulation S-K are presented. Please provide all required non-GAAP reconciliations in future filings.

Financial Statements

13. Income Taxes, page F-26

5. Please show us how to reconcile deferred tax expense to the amount of deferred income taxes disclosed in the consolidated statements of cash flows.

Form 8-K Filed February 2, 2015

Exhibit 99.1

6. We note your forward looking disclosure in the third paragraph regarding adjusted earnings per fully diluted share for the full year. In future filings please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) and a reconciliation (by schedule or other clearly understandable method), to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial

measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Howard Machek
         Corporate Controller